UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Renaissance Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75966C305

(CUSIP Number)

Barry W. Florescue
c/o Renaissance Acquisition Corp.
50 East Sample Road, Suite 400
Pompano Beach, FL 33064

Telephone: (954) 784-3031

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 7 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75966C305	Page 2 of 7 Pages

1)	NAME OF REPORTING PERSON

Barry W. Florescue

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	4,411,069
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	N/A
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,411,069
WITH
10) SHARED DISPOSITIVE POWER
N/A

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,411,069

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.20%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 75966C305	Page 3 of 7 Pages

1)	NAME OF REPORTING PERSON

RAC Partners LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC, AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	4,376,069
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	N/A
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,376,069
WITH
10) SHARED DISPOSITIVE POWER
N/A

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,376,069

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.04%

14)	TYPE OF REPORTING PERSON
OO (LLC)

Page 4 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on February 8, 2007, and Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on October 31, 2008 (“Amendment No. 1” and, as so amended, the “Schedule 13D”), by Barry W. Florescue and RAC Partners, LLC (collectively, the “Reporting Persons”).  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 2 is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 1.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to include the following information:

Consistent with Mr. Florescue’s share purchase plan with Ladenburg Thalmann & Co. Inc. (the “Underwriter”), the representative of the underwriters in the Issuer's initial public offering (“IPO”), on October 2, 2008, Mr. Florescue arranged for RAC Partners  to place a $12 million limit order for the Issuer’s Common Stock in compliance with Rules 10b5-1 and 10b-18 under the Exchange Act, such order commencing ten business days after the Issuer filed its Current Report on Form 8-K announcing its execution of a definitive agreement for the Merger (as defined below) with First Communications, Inc. (“First Communications”) and ending on the business day immediately preceding the record date for the meeting of stockholders at which the Merger is to be voted upon.  On October 1, 2008, RAC Partners entered into an agreement with Mr. Florescue to borrow up to $12 million to fund its purchases under the limit order.

Since the placement of the limit order, RAC Partners has purchased 801,269 shares of the Issuer’s Common Stock for an aggregate purchase price of $4,537,831.77. The average purchase price per share was $5.66.

ITEM 4.

PURPOSE OF TRANSACTION.

The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As per the stock escrow agreement between the Reporting Persons, the Issuer and Continental Stock Transfer and Trust Company, the Reporting Persons have placed an aggregate of 3,604,800 shares of Common Stock, of which RAC Partners owns 3,574,800 shares of record and Mr. Florescue owns 30,000 shares of record, into an escrow account maintained by Continental Stock Transfer and Trust Company, acting as escrow agent. Subject to certain limited exceptions (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), these shares will not be transferable during the escrow period and will not be released from escrow until one year after the Issuer consummates a Business Combination, or earlier if, following a Business Combination by the Issuer, the Issuer engages in a subsequent transaction resulting in Issuer's stockholders having the right to exchange their shares for cash or other securities or if the Issuer liquidates and dissolves.

Page 5 of 7 Pages

ITEM 5.

INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

According to information provided by the Company, as of the date of this Statement, there are 21,840,000 shares of Common Stock outstanding.  Accordingly, in computing the percentages of Common Stock beneficially owned by the Reporting Persons, such number was used.

As of the date of this Statement, RAC Partners may be deemed to be the beneficial owner of an aggregate 4,376,069 shares of the Issuer’s Common Stock, which represents approximately 20.04% of the Common Stock outstanding as of the date of this Statement.  RAC Partners is the record owner of these securities. However, Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners. Accordingly, RAC Partners disclaims any beneficial ownership of such securities.

As of the date of this Statement, Mr. Florescue may be deemed to be the beneficial owner of an aggregate of 4,411,069 shares of the Issuer’s Common Stock, which represents approximately 20.20% of the Common Stock outstanding as of the date of this Statement. Of these 4,411,069 shares of Common Stock, Mr. Florescue is the record owner of 35,000 shares and RAC Partners is the record owner of 4,376,069 shares. Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners.

In connection with the IPO, Mr. Florescue entered into an agreement with the Issuer and the Underwriter pursuant to which Mr. Florescue agreed to vote the 3,604,800 shares that he acquired before the IPO in accordance with the majority of the votes cast by the holders of shares of Common Stock issued pursuant to the IPO when voting on the proposals set forth in the Proxy Statement/Prospectus.  Mr. Florescue may vote any shares acquired on the open market after the IPO, including any shares acquired pursuant to the share purchase plan, any way he chooses, and he currently intends to vote such shares in favor of the proposals set forth in the Proxy Statement/Prospectus at the special meeting of the Issuer’s stockholders which has not yet been scheduled.

The share ownership data in this Item 5 does not include 4,447,667 shares of Common Stock issuable upon exercise of warrants held by RAC Partners that are not currently exercisable and will not become exercisable within 60 days.

The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Statement.

Common Stock

Reporting Person	Shares of Common Stock	Date	Price/share ($)

RAC Partners	25,000	10/2/2008	5.59

RAC Partners	20,000	10/3/2008	5.60

RAC Partners	48,590	10/6/2008	5.57

RAC Partners	48,400	10/7/2008	5.53

Page 6 of 7 Pages

RAC Partners	56	10/9/2008	5.54

RAC Partners	57,412	10/16/2008	5.61

RAC Partners	8,063	10/22/2008	5.69

RAC Partners	300	10/23/2008	5.68

RAC Partners	20,000	10/24/2008	5.70

RAC Partners	27,924	10/27/2008	5.69

RAC Partners	27,924	10/28/2008	5.69

RAC Partners	500,000	10/31/2008	5.69

RAC Partners	100	11/4/2008	5.73

RAC Partners	12,500	11/14/2008	5.74

RAC Partners	5,000	11/20/2008	5.74

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 4 is incorporated herein by reference in its entirety; otherwise the information set forth in Item 6 of the Schedule 13D remains unchanged.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Joint Filing Agreement, dated as of February 6, 2007, among Barry W. Florescue and RAC Partners LLC (incorporated by reference to Exhibit 1 to the statement on Schedule 13D, filed with the Securities and Exchange Commission by Barry W. Florescue  and RAC Partners LLC on February 8, 2007).

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2008

BARRY W. FLORESCUE

By: /s/ Barry W. Florescue

RAC PARTNERS LLC

By: /s/ Barry W. Florescue

Name:   Barry W. Florescue

Title:   Managing Member